---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                       DONNA KARAN INTERNATIONAL INC.
                              (Name of Issuer)


                  Common Stock, Par Value, $0.01 Per Share
                      (Title of Class and Securities)


        ------------------------------------------------------------

                                 257826107
                               (CUSIP Number)

                          David L. Bressman, Esq.
                             c/o Urban Zen, LLC
                       570 Seventh Avenue, Suite 703
                             New York, NY 10018
                               (212) 840-8555

                                  Copy to:
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                        Attention: Eileen T. Nugent
                               (212) 735-3176

        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 31, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires

                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Donna Karan - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (See Item 2) (1)                                 (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      3,968,540(See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         3,968,540(See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,028 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES   (3)                                            ( x )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.6%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN



(1) Notwithstanding the agreements described in Item 6 of the Report on
Schedule 13D (the "Schedule 13D") originally filed on July 3, 1996 by the Reporting Persons, in the Amendment No. 1 thereto dated December 15, 2000 (the "Amendment No. 1"), in the Amendment No. 2 thereto dated January 17, 2001 (the "Amendment No. 2"), in the Amendment No. 3 thereto dated February 7, 2001 (the "Amendment No. 3") and in this Amendment No. 4 (this "Amendment No. 4"), the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust, 982,800 shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.



                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Stephan Weiss - S.S. Number: ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     5,243,028(See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        5,243,028(See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,243,028 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.6%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment No. 4 the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes 3,968,540 shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust, 982,800 shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust and 291,688 shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. However, the Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also does not include shares of Class B Common Stock held by members of the Takihyo Group which shares are subject to the Voting Agreement, to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. Also excludes 9 shares of Class A Common Stock held by each of Ms. Karan and Mr. Weiss, which shares are also subject to the Voting Agreement. The Reporting Person disclaims beneficial ownership of such shares.



SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             The Stephan Weiss and Donna Karan Alaska Community Property Trust

     --------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     3,968,540 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        3,968,540 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,968,540 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          17.8%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment No. 4, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Stephan Weiss and Donna Karan Alaska Community Property Trust. Does not include shares of Common Stock held by the trustees, Stephan Weiss and Donna Karan, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.



SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The 2000 Stephan Weiss Revocable Trust
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     982,800 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        982,800 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          982,800 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.4%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment No. 4, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The 2000 Stephan Weiss Revocable Trust. Does not include shares of Common Stock held by the trustee, Stephan Weiss, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.



                                SCHEDULE 13D

     CUSIP No.  257826107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          The Trust Under Trust Agreement Dated February 2, 1996 For Benefit
               Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (See Item 2) (1)                          (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
         Not Applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The State of New York
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     291,688  (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        291,688  (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          291,688 (2)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (2) (3)                               (x)

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO


(1) Notwithstanding the agreements described in Item 6 of the Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and this Amendment No. 4, the Reporting Person disclaims membership in, and does not affirm the existence of, a group with regard to such agreements.

(2) Includes only the shares of Common Stock held by The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan. Does not include shares of Common Stock held by the trustee, Stephan Weiss, or any of the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

(3) Does not include shares of Common Stock held by members of the Takihyo Group (as defined in the Schedule 13D) which shares are subject to the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 of the Schedule 13D and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.




                       SCHEDULE 13D - Amendment No. 3

        This statement amends the Schedule 13D originally filed on July 3, 1996 by Donna Karan, a citizen of the United States of America, and Stephan Weiss, a citizen of the United States of America, as amended by the Amendment No. 1, dated December 15, 2000, Amendment No. 2, dated January 17, 2001, and Amendment No. 3 dated February 7, 2001. Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D, the Amendment No. 1, the Amendment No. 2, and the Amendment No. 3.

Item 2.        Identity and Background.

        This Amendment No. 4 is being filed by the following persons or entities (each of which is a "Reporting Person" and together the "Reporting Persons"):

        Donna Karan ("Karan"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;

        Stephan Weiss ("Weiss"), a citizen of the United States, whose principal business address is 550 Seventh Avenue, New York, NY 10018;

        The Stephan Weiss and Donna Karan Alaska Community Property Trust, dated October 11, 2000(the "Alaska Trust"), a trust organized under Alaska state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018;

        The 2000 Stephan Weiss Revocable Trust, dated October 11, 2000 (the "Weiss Trust"), a trust organized under New York state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018; and

        The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan (the "Children's Trust") a trust organized under New York state law, whose principal address is c/o Stephan Weiss, trustee, 550 Seventh Avenue, New York, NY 10018.

        As the investment trustees of the Alaska Trust, Weiss and Karan have shared voting power and power of disposition over the shares of Common Stock held by the Alaska Trust, such voting and dispositive power now shared with LVMH Moet Hennessy Louis Vuitton Inc. ("LVMH"), a Delaware corporation and a wholly owned subsidiary of LVMH Moet Hennessy Louis Vuitton S.A. ("LVMH - S.A."), a societe anonyme organized under the laws of the Republic of France, pursuant to the terms of the 2001 Voting Agreement described in Item 4 and attached hereto as Exhibit B.

        As trustee of the Weiss Trust, Weiss has sole voting power and power of disposition over the shares of Common Stock held by the Weiss Trust, such voting and dispositive power now shared with LVMH pursuant to the terms of the 2001 Voting Agreement described in Item 4 and attached hereto as Exhibit B.

        As trustee of the Children's Trust, Weiss has sole voting power and power of disposition over the shares of Common Stock held by the Children's Trust, such voting and dispositive power now shared with LVMH pursuant to the terms of the 2001 Voting Agreement described in Item 4 and attached hereto as Exhibit B.

        Karan is primarily engaged as Chairman of the Board and Chief Designer of Donna Karan International Inc. (the "Issuer"). Weiss is the Vice Chairman of the Board of the Issuer.

        The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act").

        During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons (a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or a finding of any violation with respect to such laws.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 31, 2001, the Issuer, LVMH and DKI Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of LVMH ("Acquisition Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "DKI Merger") of Acquisition Sub with and into the Issuer, with the Issuer continuing as the surviving corporation, and that each outstanding share of Common Stock of the Issuer, other than those shares owned by LVMH and its affiliates and dissenting stockholders of the Issuer, will be converted into the right to receive $10.75 per share in cash.

Simultaneously with the execution of the Merger Agreement, Karan, Weiss, the Children's Trust, the Weiss Trust and the Alaska Trust (the "DK/SW Group") entered into (A) a Voting Agreement (the "2001 Voting Agreement) with the Issuer, LVMH and Acquisition Sub and (B) an Exchange and Option Agreement (the "Exchange and Option Agreement") with LVMH, Acquisition Sub and Karma, a Delaware corporation and a wholly owned subsidiary of LVMH ("Karma"). Copies of the 2001 Voting Agreement and the Exchange and Option Agreement are attached as Exhibits B and C, respectively, to this Amendment No. 4.

A. The 2001 Voting Agreement

Under the terms of the 2001 Voting Agreement, each member of the DK/SW Group has agreed (i) to vote all shares of Common Stock held by such member (the "Shares") in favor of the approval and adoption of the Merger Agreement and the approval of the DKI Merger and in favor of each of the other actions specifically contemplated by the Merger Agreement, and (ii) to vote all the Shares against(x) any reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction (other than the DKI Merger) involving the Issuer,(y) any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement, and (z) any agreement, offer or proposal for, any indication of interest in, or any submission of inquiries from any Person (other than the DKI Merger) for: (1) any merger, consolidation, share exchange, recapitalization, reorganization, business combination or other similar transaction involving the Issuer or any of its subsidiaries, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition relating to 25% or more of the assets of the Issuer and its subsidiaries, taken as a whole in a single transaction or series of related transactions,
(3) any sale, transfer, encumbrance or issuance of 25% or more of any class of the outstanding shares of capital stock of the Issuer or any of its subsidiaries in a single transaction or series of related transactions, (4) any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Person beneficially owning 25% or more of any class of equity securities of the Issuer or any of its subsidiaries or
(5) any other transaction the consummation of which could reasonably be expected to prevent or materially delay the DKI Merger.

Each member of the DK/SW Group has also agreed to grant LVMH an irrevocable proxy to vote the Shares as contemplated in the foregoing sentence. Subject to certain limited exceptions, the members of the DK/SW Group are prohibited from selling, transferring, encumbering or otherwise disposing of the Shares and from granting any proxies or entering into any voting agreement with respect to the voting of the Shares. The 2001 Voting Agreement terminates upon the earlier of (1) the consummation of the DKI Merger and (2) the date of the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the 2001 Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the 2001 Voting Agreement, which is attached hereto as Exhibit B and which is incorporated herein by reference.

B.  The Exchange and Option Agreement

Under the terms of the Exchange and Option Agreement, immediately prior to the DKI Merger the members of the DK/SW Group have agreed to exchange shares of Common Stock representing 14.0% of the outstanding shares of the Issuer's Common Stock, for shares of common stock of Acquisition Sub (the "Exchange Shares"). Pursuant to the DKI Merger, Acquisition Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (as such surviving corporation, "New DKI"), and each share of the Issuer's Common Stock owned by the members of the DK/SW Group, other than the Exchange Shares, will be converted into the right to receive $10.75 in cash per share (such amount, in the aggregate, the "Aggregate Stockholder Merger Consideration"). The Exchange and Option Agreement also provides that immediately following the DKI Merger, Karma (which acquired Gabrielle in January 2001) will be merged (the "Karma Merger") with and into New DKI, with New DKI continuing as the surviving corporation (as such surviving corporation, "SuperKarma").

Under the terms of the Exchange and Option Agreement, LVMH has granted to the DK/SW Group an irrevocable option (the "LVMH Option") to purchase, following the consummation of the DKI Merger and the subsequent Karma Merger, 1,895,581 shares of common stock of SuperKarma for an aggregate purchase price equal to the Aggregate Stockholder Merger Consideration (which amount shall be equal to $22,871,597). Under the terms of the Exchange and Option Agreement, Acquisition Sub has also granted to the DK/SW Group members an irrevocable option (the "SuperKarma Option") to purchase, the number of newly issued shares of SuperKarma common stock having a value equal to an aggregate purchase price of $25 million in cash, as calculated pursuant to the terms of the Exchange and Option Agreement. The exercise of the SuperKarma Option is conditioned on the prior exercise of the LVMH Option. Assuming the full exercise of the LVMH Option and the SuperKarma Option, after giving effect to the transactions contemplated by the Exchange and Option Agreement, the DK/SW Group will own approximately 14.3% of the outstanding common stock of SuperKarma.

The Exchange and Option Agreement provides that if and when the DKI Merger is consummated, the members of the DK/SW Group shall return to LVMH $50 million (net of certain taxes) in cash, which amount represents a reduction in the purchase price paid by LVMH to the members of the DK/SW Group for Gabrielle Studio.

The foregoing summary of the Exchange and Option Agreement is not intended to be complete and is qualified in its entirety by reference to the Exchange and Option Agreement, which is attached hereto as Exhibit C and which is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

     (a)

               Name                   Shares of Common Stock        Percentage

               Karan                  5,243,028  (1)(2)             23.6%

               Weiss                  5,243,028      (2)(3)         23.6%

               Alaska Trust           3,968,540      (2)(4)         17.8%

               Weiss Trust              982,800  (2)(5)              4.4%

               Children's Trust         291,688      (2)(6)          1.3%

The percentages reflected in the above chart are based on 22,253,254 shares of Common Stock of the Issuer outstanding on March 28, 2001.

               (1) Includes 3,968,540 shares of Common Stock held by the Alaska Trust, 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares. Does not include 9 shares of Class A Common Stock held by Karan.

               (2) Does not include shares of Common Stock held by members of the Takihyo Group which shares are the subject of the Stockholders' Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. Does not include shares of Class B Common Stock held by members of the Takihyo Group which are subject to the Voting Agreement to which the Reporting Person is a party, described in Item 6 and filed pursuant to Item 7 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of such shares.

               (3) Includes 3,968,540 shares of Common Stock held by the Alaska Trust, 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust. However, Reporting Person disclaims beneficial ownership of such shares and disclaims that he is a 10% owner. Does not include 9 shares of Class A Common Stock held by Weiss.

               (4) Includes only the shares of Common Stock held by the Alaska Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

               (5) Includes only the shares of Common Stock held by the Weiss Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

               (6) Includes only the shares of Common Stock held by the Children's Trust. Does not include shares of Common Stock held by the trustee or the beneficiaries directly. The Reporting Person disclaims beneficial ownership of such shares.

        (b) As trustee, Weiss has sole voting and dispositive power over 982,800 shares of Common Stock held by the Weiss Trust and 291,688 shares of Common Stock held by the Children's Trust, except to the extent such voting and dispositive power in the case of the Common Stock held in each of the Weiss Trust and the Children's Trust is now shared with LVMH pursuant to the terms of the 2001 Voting Agreement. As investment trustees, Weiss and Karan have shared voting and dispositive power over 3,968,540 shares of Common Stock held by the Alaska Trust, which voting and dispositive power is now shared with LVMH pursuant to the terms of the 2001 Voting Agreement. Each of Karan and Weiss, however, disclaim beneficial ownership of the shares held by each other, by the Alaska Trust, by the Weiss Trust and by the Children's Trust. LVMH is a Delaware corporation and a wholly owned subsidiary of LVMH - S.A., a luxury goods conglomerate organized under the laws of France. LVMH's address is 19 East 57th Street, Fifth Floor, New York, NY 10022. The DK/SW Group has no knowledge of facts pertaining to Items 2(d) and (e) of Schedule 13D with respect to LVMH.

        (c) As discussed in Item 4, on March 31, 2001, the DK/SW Group entered into the 2001 Voting Agreement with the Issuer, LVMH and Acquisition Sub. The DK/SW Group has agreed to share voting and dispositive power with respect to all the shares set forth in Item 5(a) with LVMH, but only to the extent of the matters described in the 2001 Voting Agreement. The consideration for the DK/SW Group's agreement to enter into the 2001 Voting Agreement was LVMH's and Acquisition Sub's agreement to enter into the Merger Agreement with the Issuer. The DK/SW Group received no additional consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

        Item 6 is hereby amended to add the following:

As discussed in Item 4, the DK/SW group has entered into the 2001 Voting Agreement with LVMH, Acquisition Sub and the Issuer, and the Exchange and Option Agreement with LVMH, Karma and Acquisition Sub.

Except for the agreements described in the Schedule 13D and the Amendments thereto, and except as described in Item 4 and Item 6 of this Amendment No. 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7.        Material to Be filed as Exhibits.

Exhibit A.         Joint Filing Agreement (as previously filed on February 7,
                   2001 as Exhibit A to the Amendment No. 3)

Exhibit B.         2001 Voting Agreement

Exhibit C.         Exchange and Option Agreement


                                 SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 4/02/01

/s/  Donna Karan
--------------------------
Donna Karan



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 4/02/01

/s/  Stephan Weiss
--------------------------
Stephan Weiss



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 4/02/01

The Stephan Weiss and Donna Karan Alaska Community Property Trust

By      /s/  Stephan Weiss
        --------------------------

Name: Stephan Weiss
Title: Investment Trustee


By      /s/  Donna Karan
        --------------------------

Name:  Donna Karan
Title: Investment Trustee


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 4/02/01

The 2000 Stephan Weiss Revocable Trust

By      /s/  Stephan Weiss
        --------------------------

Name:  Stephan Weiss
Title: Trustee


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: 4/02/01

Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan

By      /s/  Stephan Weiss
        --------------------------
Name:  Stephan Weiss
Title: Trustee



                                 EXHIBIT A

                           JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment on Schedule 13D (and subsequent amendments) with respect to the Common Stock, par value $.01 per share, of Donna Karan International Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized have executed this Joint Filing Agreement this 7th day of February, 2001.



/s/ Donna Karan
---------------------
Donna Karan


/s/ Stephan Weiss
---------------------
Stephan Weiss

The Stephan Weiss and Donna Karan Alaska Community Property Trust

By   /s/ Stephan Weiss
     --------------------------
Name:  Stephan Weiss
Title: Investment Trustee


By  /s/ Donna Karan
    --------------------------
Name:  Donna Karan
Title: Investment Trustee

The 2000 Stephan Weiss Revocable Trust


by /s/ Stephan Weiss
----------------------
Name:  Stephan Weiss
Title: Trustee

The Trust Under Trust Agreement Dated February 2, 1996 For Benefit Of Lisa Weiss Keyes, Corey Weiss, and Gabrielle Karan


by /s/ Stephan Weiss
----------------------
Name:  Stephan Weiss
Title: Trustee